SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                  AMENDMENT NO.
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a) (1)

                         INTERNATIONAL WIRE GROUP, INC.
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                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    460933104
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                                 (CUSIP Number)

                                James D. Bennett
                       c/o Bennett Management Corporation
                          2 Stamford Plaza, Suite 1501
                                281 Tresser Blvd.
                               Stamford, CT 06901
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  460933104
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James D. Bennett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,116,309

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,116,309

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,116,309

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 460933104
          ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

     The name of the issuer is International Wire Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 12 MASONIC AVE. CAMDEN, NY 13316. This amendment to schedule 13D relates to the Issuer's Class A Common Stock, $0.01 par value (the "Shares").

________________________________________________________________________________
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by James D. Bennett*, a United States citizen, Bennett Restructuring Fund, L.P.*, a Delaware limited partnership ("BRF"), Bennett Offshore Restructuring Fund, Inc.*, a Cayman Islands exempted company ("BORF") and Restructuring Capital Associates, L.P.*, a Delaware limited partnership ("RCA") (collectively, the "Reporting Persons").

     Mr. Bennett is the President and a director of Bennett Capital Corporation ("BCC"), a Delaware corporation, which is an investment advisory and management firm. BCC is the general partner of RCA, which is also an investment advisory and management firm and a registered investment adviser. RCA is the general partner of BRF.

     Mr. Bennett also serves as a director of BORF.

     BRF and BORF each are private investment fund companies. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF pursuant to an agreement with the investment fund company. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. Mr. Bennett is the President and a director of each of BMC and of BOIC.

     (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, James D. Bennett may be deemed to beneficially own 2,116,309 Shares, BRF may be deemed to beneficially own 1,227,459 Shares, BORF may be deemed to beneficially own 888,850 Shares and RCA may be deemed to beneficially own 1,227,459 Shares.

The purchase price for the Shares was approximately $26,684,227. The funds used for the acquisition of the Shares came from the working capital of BORF and BRF.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, James D. Bennett may be deemed to beneficially own 2,116,309 Shares, constituting 21.2% of the Shares of the Issuer, based upon the 10,000,002 Shares outstanding as of October 31, 2005, according to the Issuer's most recently filed Form 10-Q.

     James D. Bennett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,116,309 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,116,309 Shares.

James D. Bennett specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, BRF may be deemed to beneficially own 1,227,459 Shares, constituting 12.3% of the Shares of the Issuer, based upon the 10,000,002 Shares outstanding as of October 31, 2005, according to the Issuer's most recently filed Form 10-Q.

     BRF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,227,459 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,227,459 Shares.

BRF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, BORF may be deemed to beneficially own 888,850 Shares, constituting 8.9% of the Shares of the Issuer, based upon the 10,000,002 Shares outstanding as of October 31, 2005, according to the Issuer's most recently filed Form 10-Q.

     BORF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 888,850 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 888,850 Shares.

BORF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, RCA may be deemed to beneficially own 1,227,459 Shares, constituting 12.3% of the Shares of the Issuer, based upon the 10,000,002 Shares outstanding as of October 31, 2005, according to the Issuer's most recently filed Form 10-Q.

     RCA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,227,459 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,227,459 Shares.

RCA specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit A and were all effected in broker transactions.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Schedule of Transactions in the Shares of the Issuer

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   December 9, 2005
                                        ----------------------------------------
                                                        (Date)


                                    By:  /s/ James D. Bennett*
                                         -----------------------------
                                         James D. Bennett

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A
                           Transactions in the Shares

TRANSACTIONS BY BORF

                Date of             Number of Shares
              Transaction           Purchase/(Sold)           Price of Shares
              -----------           ---------------           ---------------

                12/7/05                189,263                       8.50

TRANSACTIONS BY BRF

                Date of             Number of Shares
              Transaction           Purchase/(Sold)           Price of Shares
              -----------           ---------------           ---------------

                12/7/05                220,737                       8.50


75252.0000 #625223